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                                                                     EXHIBIT 8.2

                            VonLehman & Company Inc.
               Certified Public Accountants and Business Advisors

                         250 Grandview Drive Suite 300
                      Fort Mitchell, Kentucky  41017-5610

                          4221 Malsbary Road Suite 102
                          Cincinnati, Ohio  45242-5502


                               December 16, 1997




Columbia Federal Savings Bank
2497 Dixie Highway
Ft. Mitchell, KY 41017-3085

To Whom It May Concern:

For Kentucky tax purposes, VonLehman & Company Inc., Ft. Mitchell, Kentucky renders an opinion that the conversion constitutes a tax-free reorganization which Kentucky recognizes under 368(a) of the Internal Revenue Code.

Kentucky defines taxable net income for corporations and individuals as that recognized for federal purposes with certain adjustments. In all respects, the tax effects of the conversion for federal purposes as described in the prospectus under principal effects of the conversion, tax consequences, (i.e., no gain or loss recognized by Columbia Federal upon receipt of money from CFKY in exchange for capital stock of Columbia Federal, as converted, etc.) are substantially the same for Kentucky purposes given the stated facts of the conversion and current Kentucky law.

                                              Sincerely,


                                              /s/ VonLehman & Company Inc.